UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

                                                                                                  SEC FILE NUMBER:  0-24571
                                                                                             CUSIP NUMBER:  745548107

(Check One): [   ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [ X ] Form 10-Q  [  ] Form 10-D  [  ]Form N-SAR  [  ] Form N-CSR

For Period Ended:      March 31, 2010
[   ] Transition Report on Form 10-K                                                                                    [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F                                                                                     [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended:  _________________________________________________________________________________

           Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full name of Registrant   Pulaski Financial Corp.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)  12300 Olive Boulevard
City, State and Zip Code    St. Louis, Missouri 63141

PART II - RULE 12b-25 (b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ] (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

           State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

           Pulaski Financial Corp. ( “we,” “our” or the “Company”) has determined that it is unable to file its Quarterly Report Form 10-Q for the quarter ended March 31, 2010 (the “Form 10-Q”) with the U.S. Securities and Exchange Commission (the “SEC”) by the May 17, 2010 due date.  This notice contains selected preliminary unaudited financial information about our results of operations which is subject to change in our Quarterly Report on Form 10-Q.

           We are not able to file a timely Form 10-Q as the Company responds to the findings of its primary federal regulatory in the course of their regular examination.  The findings relate principally to risk-classification matters and the level of the Company’s allowance for loan losses.

PART IV — OTHER INFORMATION

           (1)           Name and telephone number of person to contact in regard to this notification

                    Paul J. Milano                (314) 878-2210 Ext. 3827
                      (Name)                                                                (Telephone Number)

           (2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  [ X ] Yes     [   ] No

           (3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [ X ] Yes     [   ] No

           If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           The Company expects that its results of operations for the three and six months ended March 31, 2010 will be significantly less than the results of operations for the three and six months ended March 31, 2009 primarily as the result of an increase in the provision for loan losses and a decrease in mortgage revenues, partially offset by an increase in net interest income.  The provision for loan losses increased as the result of an increase in the level of net charge-offs and non-performing loans, reflecting the impact of adverse economic climate on the Company’s borrowers.  Mortgage revenues decreased from $4.3 million for the three months ended March 31, 2009 to $1.7 million for the three months ended March 31, 2010 and from $5.9 million for the six months ended March 31, 2009 to $4.4 million for the six months ended March 31, 2010.  The Company experienced historically-high levels of mortgage revenues in the 2009 periods driven by consumer demand for mortgage refinancings that resulted from the low interest rate environment existing during most of 2009.  The Company sold fewer loans to investors during the 2010 periods reflecting softening market demand.  These results do not account for any changes to the provision for loan losses that might result from the findings of the Company’s primary regulator relating principally to risk-classification matters and the level of the Company’s allowance for loan losses.

FORWARD-LOOKING STATEMENTS

This report contains certain “forward-looking statements” within the meaning of the federal securities laws, which are made in good faith pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These statements are not historical facts; rather they are statements based on the Company’s current expectations regarding its business strategies, intended results and future performance.  Forward-looking statements are generally preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions.

Management’s ability to predict results or the effect of future plans or strategies is inherently uncertain.  Factors that could affect actual results include interest rate trends, the economy in the market area in which Pulaski Financial Corp. operates, as well as nationwide, Pulaski Financial Corp.’s ability to control costs and expenses, competitive products and pricing, loan demand, loan delinquency rates and changes in federal and state legislation and regulation.  The Company provides greater detail regarding some of these factors in its Form 10-K for the year ended September 30, 2009, including the Risk Factors section of that report.  The Company’s forward-looking statements may also be subject to other risks and uncertainties, including those that it may discuss elsewhere in this report or in its other filings with the SEC. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements.  We assume no obligation to update any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

PULASKI FINANCIAL CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 17, 2010	By:	/s/ Paul J. Milano
Paul J. Milano
Chief Financial Officer